HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 4100
600 PEACHTREE STREET, N.E.
ATLANTA, GEORGIA 30308-2216

TEL	404 • 888 • 4000
FAX	404 • 888 • 4190

DAVID M. CARTER
DIRECT DIAL: 404-888-4246
EMAIL: dcarter@hunton.com

FILE NO: 21043.000530

February 3, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

EarthLink, Inc.

Registration Statement on Form S-4

Dear Ladies and Gentlemen:

As counsel to EarthLink, Inc., a Delaware corporation (the “Company”), we are enclosing herewith a copy of the Company’s Registration Statement on Form S-4, together with exhibits thereto.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 888-4246.

Sincerely,

/s/ David M. Carter
David M. Carter

Enclosures